
EXCELLENCE


SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2010
WASH. D.C.
189
SECTION



ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.110/2010

August 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


10016266

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Aug 26, 10

www.kasikornbankgroup.com

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence




SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION

Adit Laixuthai, Ph.D.
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



12g3-2(b) File No.82-4922

Ref. No. OS.109/2010

August 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Aug 26, 10


EXCELLENCE


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Banthoon Lamsam (伍万通)
Chief Executive Officer

Ref. OS. 2069/2553

August 26, 2010

To : The President
The Stock Exchange of Thailand

Subject : Interim Dividend Payment for the First-Half of 2010 Operating Results

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 9/2553 held on August 26, 2010 has resolved to approve the interim dividend payment for the first-half of 2010 operating results at the rate of Baht 0.50 per share, totaling Baht 1,196,630,096.50 to the shareholders, by setting the record date on September 9, 2010 to determine the list of shareholders entitled to receive dividend, and the shareholders register book closing date on September 10, 2010 to compile the list of shareholders. The dividend payment shall be made on September 23, 2010.

The Board of Directors deemed that the rate of dividend specified above appropriate, which is 13.97% of the first-half of 2010 net profit.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0-2470-2679


EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending June 30, 2010

ธนาคารกสิกรไทย
KASIKORNBANK



เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Quarter Ending June 30, 2010

Amid the domestic political unrest and global economic uncertainty that affected the Thai economy in the second quarter of 2010, KASIKORNBANKGROUP strived to meet the diverse needs of all customer segments, through our offering of products and services responsive to the changing economic situation. To this end, assistance measures to alleviate hardship for consumers and entrepreneurs affected by the political unrest were provided, while we have carried out the policy of offering loans for the entrepreneurs that have been directly and indirectly supported by the government's stimulus efforts and healthy economic recovery occurring in some parts of the world. Despite this complicated business environment, the Bank managed to report consolidated net income for the second quarter of 2010 totaling Baht 4,763 million, an increase of Baht 399 million, or 9.15 percent over the previous quarter. This increase in the net income was mainly attributable to increases in net interest and dividend income, as well as non-interest income.

Regarding our financial position at the end of June 2010, the Bank's consolidated assets reached Baht 1,455,703 million, increasing by Baht 33,413 million, or 2.35 percent over the end of March 2010. This was due partly to loan growth of Baht 15,920 million, equivalent to 1.65 percent, to Baht 978,566 million, which was driven by impressive growth in SME and Retail Business loans. Meanwhile, our net and gross non-performing loans continued to drop from the end of the first quarter, reflecting our improved asset quality. The Bank's consolidated deposits totaled Baht 1,028,527 million, rising by Baht 20,591 million, or 2.04 percent over the end of March 2010, as the Bank continued to offer diverse deposit products with competitive conditions. As for capital status, our capital adequacy ratio was 15.02 percent, with Tier-1 and Tier-2 capital amounting to 10.12 and 4.90 percent, respectively, which mirrored its sufficiency to facilitate the Bank's present and future business operations.

In the aspect of risk management, we continue to improve the policies and/or procedures of management of various risks – particularly credit, liquidity and market risks – ensuring their suitability and complete alignment with the changing economic and business conditions. Contingency plans for effective risk management have been mapped out, in addition to our close monitoring and prudent control of these risks, ensuring that they remain within the acceptable risk appetite.

Having adhered to the goal of improving and maximizing our operational efficiency, we at KASIKORNBANKGROUP continue to fully devote ourselves to developing all necessary support functions – particularly human resource management and the "K-Transformation" project, which is one of our strategic projects – as planned. With our dedication to exclusively improve our business in

all dimensions, plus our strict adherence to good corporate governance practices, KASIKORNBANKGROUP was widely honored by marks of recognition from both domestic and foreign institutions in the second quarter of 2010.

Content

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in the Second Quarter of 2010

For the second quarter of 2010, the Thai economy grew 9.1 percent over-year. Despite slowing from the fastest growth in 15 years of 12.0 percent seen in the first quarter of 2010 – due to the political unrest at home and global economic uncertainties, particularly the European fiscal problem, the relatively high growth in the second quarter of 2010 was driven mainly by healthy export performance in light of trade partners' economic expansion, as well as benefits under free-trade agreements, especially among the ASEAN countries. In addition, the Thai economy was supported by progress in fiscal spending, as well as government measures issued promptly to ease political impacts and restore private-sector confidence. Headline CPI averaged 3.3 percent over-year in the second quarter of 2010, less than the 3.8 percent recorded in the first quarter of 2010, a result of measures renewed by the government to help ease the public's burden in terms of costs of living and energy, as well as a slight increase in domestic oil prices. As for the Thai Baht, volatility was seen, amid lingering risks to global and domestic economic growth, particularly after ASEAN central banks tightened their monetary policies sooner than other regions.

Thailand Economic Growth

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q2-2010	Q1-2010
Private Consumption Index	7.6	7.7
Private Investment Index	21.2	18.1
Manufacturing Production Index	20.2	31.2
Agriculture Production Index	1.7	-0.4
Exports	41.8	32.1
Imports	44.8	63.6
Trade Balance (USD millions)	4,645	2,133
Current Account (USD millions)	1,297	5,252
Headline CPI Inflation	3.3	3.8
Gross Domestic Product (GDP)	9.1	12.0

Sources: BOT and KASIKORN RESEARCH CENTER CO., LTD.

Amid the changing economic environment, Thailand's Monetary Policy Committee (MPC) decided to maintain the key policy rate at 1.25 percent during the second quarter of 2010. However, the Bank of Thailand (BOT) has signaled that the ultra-eased policy level would become less

necessary, thereby raising expectations that increases in domestic interest rates would be possible in the latter half of 2010.

❑ Banking Industry and Competition

Although Thai economic conditions in the second quarter of 2010 saw negative impacts from the domestic political unrest, subsequent effects on the banking business were found to be quite modest. Apparently, Thai commercial banks in the second quarter of 2010 earned net profits (based on unaudited consolidated financial statements of 11 Thai commercial banks, and/or financial groups) that fell slightly from the previous quarter, but were still higher than in the same quarter of last year, which was consistent with most analysts' expectations. When compared to the previous quarter, the decline in net profits was mainly attributable to a slight decrease in net interest and dividend income, in tandem with lack of support from Vayupak Fund's dividend payout as received in the first quarter of 2010, plus technical effects related to merger-and-acquisition activity between two Thai commercial banks. These factors trimmed support from accelerating loan growth, thereby resulting in net interest margins that narrowed from the first quarter of 2010. In addition, fee and service income fell slightly from the previous quarter, though it maintained its double-digit growth over-year. However, provisioning expenses for bad debts and doubtful accounts, as well as incurred losses on debt restructuring, eased over-quarter, which was better than expected and corresponding to the decreasing trend in the system's non-performing loans.

As of the end of June 2010, net loans of the 14 Thai commercial banks grew 6.08 percent over-year, compared to the 3.51-percent growth seen at the end of March 2010. This was due in large part to growing loans for small and medium-sized enterprises, housing loans (boosted by the government's property stimulus measures) and auto hire-purchase loans. Meanwhile, deposits expanded by 1.03 percent, compared to the 0.10-percent growth at the end of March 2010. Net and gross non-performing loans continued to decline, reaching 2.67 and 4.85 percent, respectively, from the 2.79 and 5.01 percent, recorded at the end of March 2010.

Regarding the competitive atmosphere of the core banking businesses, growing economic uncertainty – weighed down by domestic political problems – encouraged commercial banks to adopt a more cautious credit policy, particularly in the aspects of credit extension for high-risk businesses and close monitoring of their debt servicing ability. This led to intensified lending competition for business customers with high growth potential – especially those benefitting from solid strength in the country's exports – and retail loans that continued to receive support from government measures. As for deposits and other savings and investment products, pricing competition remained high, amid growing market expectations of an impending change in the course of domestic interest rates in the

second half of 2010, which thereby resulted in continual offering of special fixed-term deposit products by commercial banks, and new mutual funds by asset management companies.

❑ Regulatory Changes

Some important regulatory changes in the second quarter of 2010 that may affect KASIKORNBANK operations can be summarized, as below:

- **Tax Exemptions for Debt Restructuring in 2010**

A Royal Decree — issued under the Revenue Code governing tax exemptions No. 495, B.E. 2553 (2010), which was published in the Government Gazette on April 30, 2010, and came into effect on May 1, 2010, provides extension of some tax incentives for debt restructuring. Apparently, these incentives are provided for some debts restructuring programs, in accordance with the debt-restructuring criteria of financial institutions, enforced under the notifications of the Bank of Thailand (BOT), during January 1 – December 31, 2010. To summarize:

1. Personal and corporate income taxes on debtors' revenue obtained from debt settlements with creditors who are financial institutions and other types of creditors are waived.

2. Personal and corporate income taxes, value-added taxes, specific business taxes, as well as stamp duty, are waived for debtors of financial institutions and financial institutions; plus for debtors of other creditors, and other creditors. These tax exemptions target income obtained from the transfer of assets, sales of goods or offering of services, in addition to securities transactions under debt restructuring.

3. Personal and corporate income taxes, value-added taxes, specific business taxes, as well as stamp duty, are waived for debtors of financial institutions for their income derived from the transfers of properties pledged as collateral for loans from financial institutions to other non-financial institution parties, and from securities derived from the transfer of such properties. However, the debtors must use such income for settlement of their debt obligations with financial institutions. Additionally, the amount eligible for tax exemption must not exceed the amount of debt owed to financial institutions.

As this measure provides extension of some tax incentives from the previous year to both debtors and creditors, it therefore helps facilitate debt restructuring programs wherein the overall procedures remained incomplete by the end of 2009. To this end, these extended benefits are expected to help support debt restructuring procedures of the Bank, thereby resulting in more efficient and faster reduction of our NPLs.

- **Assistance Measures to Alleviate Hardships of Entrepreneurs Affected by Mass Rallies**

According to the notification of the Bank of Thailand No. ForNorSor (21) Wor. 692/2553, issued on May 13, 2010, the BOT asked for the cooperation of financial institutions to alleviate hardships of entrepreneurs affected by the political mass rallies. Financial institutions were requested to help those debtors by providing any necessary assistance, such as providing debt restructuring programs, reducing lending rates, easing some conditions related to debt repayments, and decreasing minimum loan payments for those entrepreneurs to less than 10 percent of the outstanding balance, or as appropriate, until December 31, 2010. Eligible entrepreneurs are those running a business at Ratchaprasong Intersection and the areas surrounding Phan Fa Lilat Bridge, and their credit card spending shall be for business purposes only.

This BOT announcement helps enhance greater flexibility for the Bank to provide support, such as those aim at reducing financial costs and restoring short-term liquidity, to the entrepreneurs directly and indirectly affected by the political unrest. So doing not only allows these entrepreneurs to survive in the wake of the crisis, but also helps reduce a possibility of debt quality deteriorations in the future.

- **Order of the Centre for Resolution of Emergency Situation (CRES)**

The Centre for the Resolution of the Emergency Situation (CRES) issued an order No. 49/2553 dated May 16, 2010, and the amendments concerning prohibition of and permission for financial transactions, or the guidelines to undertake any transactions relating to any individual or juristic persons as necessary for maintaining the public security. The CRES orders prohibit all financial institutions, under the Financial Institutions Business Act, from conducting any agreements or undertaking any financial and business transactions including any actions related to assets of 319 individuals or juristic persons, including their ultimate beneficiaries. The financial institutions need to report all information on transactions undertaken by those people during September 1, 2009 to May 31, 2010 to CRES within the deadline. Thereafter, CRES issued an order No. 78/2553 dated June 21, 2010, which listed 83 individuals and juristic persons to be prohibited from conducting transactions, while 236 individuals and juristic persons from the earlier list were removed. Nevertheless, financial institutions shall monitor transactions of all 319 entities and report any suspicious transactions to CRES. If a suspicious transaction is found, the financial institutions need to suspend and report such a transaction to CRES within 24 hours of discovering such a transaction.

According to the CRES orders, the Bank has to suspend the transactions of those customers mentioned above, with the exception of some transactions, such as salary payments, money deposits, tax payments and public utility payments. Those transactions that are allowed shall be reported to CRES within the specified period. In this regard, the Bank has coordinated with relevant

units to set up appropriate procedures to ensure that the CRES orders have been complied with, in order to provide prompt service in those transactions that are allowed to the customers.

- **Implementation of International Accounting Standards (IAS and IFRSs)**

The Federation of Accounting Professions (FAP) has set a timeframe for the implementation of the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRSs) for companies listed on the Stock Exchange of Thailand (SET). These changes will result in clearer and more transparent financial statements, in line with international standards.

The Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) (revised in 2009) that have been announced in the Royal Gazette in 2010 are listed below, based on the implementation date in each accounting period.

TAS/ TFRS	Title
Effective May 26, 2010	
-	Framework for the Preparation and Presentation of Financial Statements
Effective Jan. 1, 2011	
TAS 1	Presentation of Financial Statements
TFRS 5	Non-Current Assets Held for Sale and Discontinued Operations
TAS 7	Statement of Cash Flows
TAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 10	Events after the Reporting Period
TAS 17	Leases
TAS 23	Borrowing Costs
TAS 24	Related Party Disclosures
TAS 27	Consolidated and Separate Financial Statements
TAS 28	Investments in Associates
TAS 33	Earnings per Share
TAS 34	Interim Financial Reporting
TAS 36	Impairment of Assets
TAS 37	Provisions, Contingent Liabilities and Contingent Assets
TAS 38	Intangible Assets
TAS 40	Investment Property
Effective Jan. 1, 2013	
TAS 12	Income Taxes

However, the adoption and initial implementation of these revised TAS and TFRS is not expected to have any material impact on the consolidated, or the Bank's financial statements, with the exception of the TAS 12 regarding income taxes; its potential impacts are still being assessed by our management.

1.2 Direction of Business Operations

In the second quarter of 2010, the political unrest at home and the global economic uncertainty have affected the Thai economy, as seen from an emergence sign of economic weakness. This was despite the fact that some of such negative impacts have been eased by the government's efforts to restore the private sector's confidence through various assistance measures.

Aiming at helping our customers to survive these difficulties, KASIKORNBANKGROUP has provided products and services that were responsive to this situation and, at the same time, meet the diverse need of all customer segments. Our notable efforts included assistance measures to alleviate hardship for customers and entrepreneurs affected by the political unrest. Meanwhile, the Bank has carried out the policy to offer loans for the entrepreneurs that have been directly and indirectly supported by the government's stimulus efforts and healthy economic recovery found in some parts of the world. Success and achievement of these efforts of ours have been reflected in the Bank's satisfactory loan growth. Along with maintaining business growth, the Bank continues to place a significant emphasis on effective risk management, thereby resulting in an over-quarter decline in the overall non-performing loans (NPLs) seen at the end of the second quarter of 2010.

With our dedication in effectively responding to the diverse need of customers, along with ongoing efforts to manage and improve support functions, procedures and efficiency of risk management, KASIKORNBANK has achieved a satisfactory degree of success in business operations, regarding both financial and quality targets in the area of corporate and retail businesses. This has been reflected in the marks of recognition awarded to us during the second quarter of 2010, from both domestic and foreign entities including:

- **"QFC-Asian Banker Leadership Achievement"** award and **"Strongest Banks in Asia Award 2010"** by the *Asian Banker* magazine.
- **"Best Retail Bank of the Year 2010"** award for a commercial banks that was selected by customers for the highest use of products and services, in a survey on opinion of visitors attending Money Expo 2010, organized by the *Money & Banking* Magazine and Huachiew Chalermprakiet University. KBank received this award for three consecutive years.
- **"Best Bank Website"** award in Truehits Web Awards 2009, organized by www.truehits.net, as our website has recorded the highest daily hits for the Bank website category.

Beside these awards, KASIKORN ASSET MANAGEMENT (KAsset), one of associated companies of KASIKORNBANKGROUP, received the additional award, as following:

- "**Trusted Brand 2010**" award, for the Gold Winner in the category of Investment Fund Company, voted by the readers of *Reader's Digest* (Thailand) for three consecutive years.

In addition, the Bank has put emphasis on corporate governance continuously according the policy to promote the Statement of Corporate Governance Principles as per international standard and in line with the regulations of BOT, the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC). In the second quarter of 2010, the Bank has revised the Rule for Transaction in Securities and Stock Futures by Directors, and announced a period for provision of information relating to the Bank's operating results by executives, which has been implemented in every quarter. Due to the Bank's strong intention to promote and develop the good corporate governance, our operations have been well applauded by many organizations at home and internationally. Mr. Banthoon Lamsam, the Chief Executive Officer of KBank, was honored as "**Asian Corporate Director 2010**" in recognition of his efficiency in organizational management, and the Bank received "**Corporate Governance Asia Recognition Awards 2010**" for six consecutive years, as being a leading organization in Asia that continuously pursues the best corporate governance policy.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance for the Second Quarter of 2010

(Units: Million Baht)

	Q2-2010	Q1-2010	Change		Q2-2009	Change	
			Million Baht	Percent		Million Baht	Percent
Income from interest and dividends	15,438	14,581	857	5.88	13,822	1,616	11.69
Interest expense	2,738	2,717	21	0.77	3,072	(334)	(10.87)
Net income from interest and dividends	12,700	11,864	836	7.05	10,750	1,950	18.14
Bad debts and doubtful accounts	825	105	720	685.71	1,603	(778)	(48.53)
Loss on debt restructuring	903	1,593	(690)	(43.31)	944	(41)	(4.34)
Non-interest income	15,000	13,568	1,432	10.55	5,959	9,041	151.72
Non-interest expense	18,356	16,972	1,384	8.15	9,334	9,022	96.66
Income tax expense	2,387	2,101	286	13.61	1,123	1,264	112.56
Operating profit	9,344	8,460	884	10.45	7,375	1,969	26.70
(Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)							
Net income	5,229	4,661	568	12.19	3,705	1,524	41.13
Net income attributable to:							
Equity holders of the Bank	4,763	4,364	399	9.15	3,705	1,058	28.58
Minority interest	466	297	169	56.90	-	466	n.a.
Net Income	5,229	4,661	568	12.19	3,705	1,524	41.13

The Bank's consolidated net income for the second quarter of 2010 totaled Baht 4,763 million, increasing by Baht 399 million, or 9.15 percent, over the previous quarter. The increase in net income was due mainly to increases in net interest and dividend income, as well as non-interest income. (The rise in non-interest income was primarily the result of higher net premium written from life insurance business – as a consequence of consolidation of the Muang Thai Group Holding Co., Ltd. (MTGH), as well as continued growth of fee and service income). Meanwhile, the Bank's consolidated non-interest expense rose over-quarter, in tandem with underwriting expenses from life insurance business.

When compared to the second quarter of 2009, the Bank's consolidated net income rose by Baht 1,058 million, or 28.58 percent. The increase in net income was due largely to increases in net interest and dividend income, as well as non-interest income. Additionally, the increase in net income was due to lower allowances for bad debts and doubtful accounts. Likewise, the Bank's consolidated non-interest expense rose over-year, in light of underwriting expenses from life insurance business.

Income Structure

(Units: Million Baht)

	Q2-2010	Q1-2010	Change		Q2-2009	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	12,207	11,714	493	4.21	11,964	243	2.03
1.1 Loans	7,174	6,820	354	5.19	6,881	293	4.26
1.2 Overdrafts	3,037	2,882	155	5.38	2,784	253	9.09
1.3 Bills	1,996	2,012	(16)	(0.80)	2,299	(303)	(13.18)
2. Interbank and money market items	546	388	158	40.72	192	354	184.38
2.1 Deposits	15	12	3	25.00	5	10	200.00
2.2 Loans	531	376	155	41.22	187	344	183.96
3. Finance leases	704	690	14	2.03	573	131	22.86
4. Investments	1,981	1,789	192	10.73	1,093	888	81.24
Total Interest and Dividend Income	**15,438**	**14,581**	**857**	**5.88**	**13,822**	**1,616**	**11.69**
Total Interest Expense	**2,738**	**2,717**	**21**	**0.77**	**3,072**	**(334)**	**(10.87)**
Net Interest and Dividend Income	**12,700**	**11,864**	**836**	**7.05**	**10,750**	**1,950**	**18.14**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	379	374	5	1.34	320	59	18.44
1.2 Others	4,968	4,885	83	1.70	4,335	633	14.60
2. Gains on exchange	928	855	73	8.54	875	53	6.06
3. Net premium written	7,887	6,929	958	13.83	-	7,887	n.a.
4. Other income	838	525	313	59.62	429	409	95.34
Total Non-Interest Income	**15,000**	**13,568**	**1,432**	**10.55**	**5,959**	**9,041**	**151.72**
Net Income from Interest and Dividends and Non-Interest Income	27,700	25,432	2,268	8.92	16,709	10,991	65.78
% Non-Interest Income Ratio	54.15	53.35			35.66		

❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the second quarter of 2010 increased over the previous quarter, due mainly to a rise in interest and dividend income that was boosted by higher interest income from loans – following an increase in average loans during the quarter – plus gains in interest income from investments which stemmed largely from dividends from the Bank's investment portfolio and returns on investment in government bonds by Muang Thai Life Assurance Company Limited (MTL). Also, interest income from interbank and money market items rose, in light of a larger volume of average repurchase transactions during the quarter. Meanwhile, our consolidated interest expense rose slightly over-quarter. This led our net interest margin to equal

3.78 percent for the second quarter of 2010, higher than the 3.66 percent of the preceding quarter.

When compared to the same quarter of 2009, our consolidated interest and dividend income increased, owing mainly to gains in interest income from investments, which came largely from returns on investment in government bonds by MTL. Meanwhile, interest expense fell, which was largely attributable to a high base of comparison in deposit costs, particularly after our offering of special deposit products late in 2008. Our net interest margin for the second quarter of 2010 dropped slightly compared to the 3.82 percent of the second quarter of 2009, due mainly to lower average interest rates when compared to the same period of last year, despite continued growth of transaction volume.

❑ Non-Interest Income

The Bank's consolidated non-interest income for the second quarter of 2010 increased over-quarter and over-year, which was largely the consequence of higher net premium written from MTL, as well as continued growth of fee and service income. Excluding the consolidation of the MTGH financial statement, our non-interest income continued to grow, as well. Major contributors to this growth included over-quarter and over-year increases in fee and service income, particularly fees from sales of products and financial services – such as loan-related transactions that were boosted by larger loan volume, as well as bancassurance business.

❑ Non-Interest Expense

The Bank's consolidated non-interest expense for the second quarter of 2010 totaled Baht 18,356 million, up by Baht 1,384 million, or 8.15 percent over-quarter, while increasing by Baht 9,022 million, or 96.66 percent over-year. This was mainly the result of higher underwriting expenses in life insurance business. Consequently, our efficiency ratio equaled 66.27 percent, down from the 66.73-percent ratio for the first quarter of 2010. Without the consolidation of MTGH, the ratio was 57.21 percent, rising over the 56.83 percent for the previous quarter, and the 55.86 percent for the second quarter of 2009. This increase was mainly attributable to a rise in advertising and marketing expenses, along with our business expansion, as well as an increase in expenditures related to the Bank's strategic projects.

❑ Bad Debts and Doubtful Accounts, and Loss on Debt Restructuring

For the second quarter of 2010, the Bank and our subsidiaries set aside allowances for bad debts and doubtful accounts, as well as incurred losses on debt restructuring, totaling Baht 1,728 million, rising by Baht 30 million, or 1.77 percent, over the previous quarter. This was mainly in response to the ongoing economic recovery.

2.2 Financial Position Analysis

Assets and Liabilities Structure



Units: Million Baht
1,500,000
1,200,000
900,000
600,000
300,000
0
5%
2%
6%
19%
68%
4%
5%
4%
8%
79%
5%
2%
10%
16%
67%
4%
5%
5%
8%
78%
Mar. 31, 2010
Jun. 30, 2010
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Life policy reserves
Other liabilities

❑ Assets

As of June 30, 2010, the Bank's consolidated assets totaled Baht 1,455,703 million, increasing by Baht 33,413 million, or 2.35 percent, over the end of March 2010. The increase was mainly due to gains in interbank and money market items, and loans, as follows:

- Interbank and money market items (asset), at the end of June 2010, amounted to Baht 146,885 million, growing by Baht 55,248 million, or 60.29 percent, over the end of March 2010. This was as a result of the Bank's liquidity management.

- The Bank's consolidated loans, at the end of June 2010, totaled Baht 978,566 million, up by Baht 15,920 million, or 1.65 percent, over the end of March 2010, due primarily to increases in housing and commercial loans.

  Meanwhile, our net non-performing loans[1] (Net NPLs) ratio to total loans, at the end of June 2010, was at 1.62 percent, down from 1.77 percent at the end of March 2010. Similarly, the gross NPL ratio to total loans equaled 3.19 percent at the end of June 2010, falling from 3.51 percent at the end of March 2010. Such NPL decreases were mainly the result of credit extension, including that of financial institutions, plus a decline in bad debts.

---

[1] Details of non-performing loans are shown in the "Non-Performing Loans and Debt Restructuring" of the "Credit Risk Management" section.

- Net investments, at the end of June 2010, equaled Baht 234,024 million, falling by Baht 38,077 million, or 13.99 percent, from the end of March 2010, which was largely attributable to the sale of our government bond investments.

Investments



Units: Million Baht
280,000
240,000
200,000
160,000
120,000
80,000
40,000
0
11,383
7,896
17,271
235,551
11,092
8,585
18,324
196,023
Mar. 31, 2010
Jun. 30, 2010
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

❑ Liabilities and Equity

The consolidated liabilities of the Bank, at the end of June 2010, totaled Baht 1,317,487 million, increasing by Baht 32,775 million, or 2.55 percent, over the end of March 2010. Consolidated liabilities that had changed significantly in relative to the previous quarter included:

- Deposits, at the end of June 2010, amounted to Baht 1,028,527 million, growing by Baht 20,591 million, or 2.04 percent, over the end of March 2010. This was mainly due to increased savings and special fixed-term deposits, reflecting our strategy of offering more savings and investment choices to customers.
- Life policy reserves, at the end of June 2010, equaled Baht 68,333 million, rising by Baht 4,458 million, or 6.98 percent, over the end of March 2010. This increase was mainly attributable to MTL transactions from their conventional life insurance business.

At the end of June 2010, total equity attributable to equity holders of the Bank equaled Baht 128,269 million, up by Baht 97 million, or 0.08 percent, over the end of March 2010. This increase was mainly the result of Baht 4,763 million net operating income for the second quarter of 2010, while in April 2010, the Bank paid out dividends from our Baht 4,786 million net income for 2009.

❑ Relationship Between Sources and Uses of Funds

At the end of June 2010, the funding structure as shown in the consolidated financial statement comprised Baht 1,317,487 million in liabilities, and Baht 138,216 million in total equity, resulting in a debt-to-equity ratio of 9.53. The major source of funds on the liabilities side was deposits, which equaled Baht 1,028,527 million, or 70.66 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 2.99 percent and 6.93 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of June 2010, loans amounted to Baht 978,566 million, resulting in a loan-to-deposit ratio of 95.14 percent. As for the remaining liquidity, the Bank invested it in various selections of liquid assets, such as interbank and money market items, and investments in securities.

The major sources and uses of funds, as of the end of June 2010, are categorized by contractual maturity periods, as shown in the following table:

The Bank and Subsidiaries' Major Sources and Uses of Funds

(Units: Million Baht)

Period	Deposits				Loans			
	Jun. 30, 2010	Percent	Dec. 31, 2009	Percent	Jun. 30, 2010	Percent	Dec. 31, 2009	Percent
≤ 1 Year	930,945	90.51	910,015	93.29	501,520	51.25	500,818	53.09
> 1 Year to 5 Years	97,582	9.49	65,477	6.71	270,263	27.62	270,199	28.64
> 5 Years	-	-	-	-	206,783	21.13	172,361	18.27
Total	1,028,527	100.00	975,492	100.00	978,566	100.00	943,378	100.00

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of June 2010 totaled Baht 930,945 million, increasing by Baht 20,930 million, or 2.30 percent, over the Baht 910,015 million at the end of 2009. Deposits with remaining maturities of more than 1 year at the end of June 2010 were Baht 97,582 million, increasing by Baht 32,105 million, or 49.03 percent, over the Baht 65,477 million at the end of 2009.

At the end of June 2010, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 501,520 million, increasing by Baht 702 million, or 0.14 percent, over the Baht 500,818 million at the end of 2009. Loans with remaining maturities of more than 1 year up to 5 years amounted to Baht 270,263 million, increasing by Baht 64 million, or 0.02 percent, over the Baht 270,199 million at the end of 2009. In addition, loans with remaining maturities of more than 5 years equaled Baht 206,783 million, increasing by Baht 34,422 million, or 19.97 percent, over the Baht 172,361 million at the end of 2009.

From the above table, it can be seen that, as of June 30, 2010, deposits with remaining maturities of less than or equal to 1 year were greater than loans with remaining maturities of less than

or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed upon maturity, it is considered likely that they will remain with the Bank for longer than their stated contractual term, thereby helping to support funding for the Bank's lending.

In addition, in order to enhance flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank has offered "K-B/E Investment" products to both retail and corporate customers. As of June 30, 2010, their outstanding value totaled Baht 43,700 million.

2.3 KASIKORNBANK Loans and Deposits

- **Loans Classified by Business and Product Groups**

KASIKORNBANK Loans Classified by Business and Product Groups*

(Units: Million Baht)

	Jun. 30, 2010			Mar. 31, 2010		
	Corporate Business	SME Business	Retail Business	Corporate Business	SME Business	Retail Business
Loans	**283,721**	**373,371**	**184,434**	**287,507**	**365,979**	**172,236**
Domestic credit loans	207,966	348,163		209,167	342,479	
Trade finance loans	71,475	25,208		73,762	23,500	
BIBF loans	4,280			4,578		
Housing loans			147,138			137,270
Credit card loans			24,160			23,258
Consumer loans			13,136			11,708

Note: * Excluding non-performing loans and other loans, such as those to subsidiary companies and others, as well as being revised to reflect regrouped customers.

Regarding the Bank's loans classified by business and product groups, at the end of the second quarter of 2010, Corporate Business loans apparently fell by Baht 3,786 million, or 1.32 percent, from the end of the first quarter of 2010, due mainly to falling domestic credit loans, in particular the short-term revolving credits in processed agricultural products, construction materials, hardware, chemicals and medical products. However, SME Business loans as of the end of the second quarter of 2010 increased by Baht 7,392 million, or 2.02 percent over the end of the first quarter of 2010. The increase was led by domestic credit loans, especially manufacturing and commerce, entertainment and services, in addition to agricultural products. There was also a rise in trade financing in the jewelry industry, and hotels and restaurants. In the meantime, Retail Business

loans, at the end of the second quarter of 2010, also increased by Baht 12,198 million, equivalent to 7.08 percent growth over the end of the first quarter of 2010. Housing loans recorded the highest growth rate in terms of loan volume, while consumer loans recorded the highest growth rate over the previous quarter.

❑ **Deposits Classified by Type of Deposit Accounts**

KASIKORNBANK Deposits*

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Jun. 30, 2010	Mar. 31, 2010	Million Baht	Percent
Total Deposits	**100.00**	**1,030,028**	**1,010,200**	**19,828**	**1.96**
Current accounts	5.37	55,345	54,918	427	0.78
Savings accounts	59.11	608,783	592,721	16,062	2.71
Fixed-term deposit accounts	35.52	365,900	362,561	3,339	0.92

Note: * Excluding deposits of subsidiary companies.

At the end of June 2010, total deposits – comprising deposits from our Corporate, SME and Retail Business customers – had increased by Baht 19,828 million, or 1.96 percent, over the end of the first quarter of 2010. This was due mainly to increases in all types of deposits, particularly savings accounts and fixed-term deposit accounts, after our offering of diverse deposit products carrying competitive returns to customers.

2.4 Treasury Operations

In the second quarter of 2010, the domestic and global economies faced challenges from many uncertainties. This included political unrest in Thailand, fragility in the US economic recovery, a European fiscal crisis and a slowing Chinese slowing economy, in light of tightened monetary policy adopted by the Chinese authorities to reduce asset-bubble risks. Most central banks, including the U.S. Federal Reserve and the Bank of Thailand's Monetary Policy Committee (MPC), thus, resolved to maintain their low policy rates. To effectively cope with such an environment, the Bank has not only prepared sufficient liquidity, but also pursued liquidity management strategies that were in line with regulatory requirements. Our notable efforts included contingency plans for working at alternate sites, adjustment of times for cheque collection, and building cash reserves sufficient for customer withdrawals in the event of Bank closures during periods of political discord.

As a primary dealer, the Bank has readjusted our strategies for intra-day liquidity management to ensure greater flexibility and efficiency. The action was aimed to cope with a possible reduction in daily liquidity, as financial institutions have tended to shift their liquidity to other instruments bearing more attractive returns, after the Bank of Thailand cancelled the Electronic BOT

Debt Security Window, and replaced the Borrowing Facility of the End-of-Day Liquidity Adjustment Window with the Deposit Facility that offers relatively lower returns than the policy rate, effective June 16, 2010, onwards.

Treasury Operations Income

(Units: Million Baht)

Income Structure of Treasury Operations (Banking Book)	Percent of Total Income	Q2-2010	Q1-2010	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	33.35	532	377	155	41.11
Investments	66.65	1,063	1,125	(62)	(5.51)
Total	100.00	1,595	1,502	93	6.19

Note: * Above figures are managerial figures

** Including loans

In the second quarter of 2010, the Bank earned total interest and dividend income of Baht 1,595 million from our treasury operations (banking book), increasing by Baht 93 million, or 6.19 percent over the first quarter of 2010. This was due mainly to higher liquidity when compared to the previous quarter.

2.5 Operating Performance of K Companies

Operating Performance of K Companies

(Unit: Million Baht)

	Performance Measurement	1H10	2009
KF&E	Outstanding Loans	4,556	4,525
KLeasing	Outstanding Loans	49,052	43,603
KAsset	Assets Under Management (AUM)	518,302	508,603
	Market Share (Percent)	19.74	19.74
KSecurities	Trading Volume	146,879	206,833
	Market Share (Percent)	3.36	2.39

Note: KResearch is not included, as the company does not engage in financial business.

In the first half of 2010, the outstanding loans of KF&E, one of five K Companies, which operates in the financing business, increased slightly over the figure recorded at the end of 2009. Meanwhile, KLeasing's outstanding loans grew by around 12.49 percent over the end of 2009. Both KF&E and KLeasing continued to emphasize efficient risk management based on current economic conditions, together with prudent control of their loan quality, in accordance with the risk appetites and standards applied by the Bank.

As of June 30, 2010, KAsset's assets under management (AUM) had increased slightly, by 1.91 percent, over the end of 2009. The company occupied the 19.74-percent AUM market share, unchanged from the end of 2009. In the first half of 2010, the mutual fund industry faced intensified competition from commercial banks' introduction of special fixed-term deposit products and the Ministry of Finance's issuance of Thai Khem Khaeng savings bonds. Despite this tougher competition, the company continued to launch new products and services, in order to serve customers' needs, as well as maintain the company's market share for the remainder of 2010. .

KSecurities also continued to achieve satisfactory performance. The company's market share in the securities brokerage business surged to 10th place from 17th place. For the corporate finance business, KSecurities has joined hands with KBank to introduce products continuously meeting customers' demand.

2.6 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2010, the Bank had capital funds of Baht 155,818 million, consisting of Baht 105,020 million in Tier-1 capital, and Baht 50,798 million in Tier-2 capital. The capital adequacy ratio of the Bank was 15.02 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

Capital Adequacy Ratio	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009
Tier-1 Capital Ratio	10.12	10.09	10.25	10.90	10.39
Tier-2 Capital Ratio	4.90	4.94	4.94	5.42	5.52
Capital Adequacy Ratio	15.02	15.03	15.19	16.32	15.91

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Adequacy Ratio	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009
Tier-1 Capital Ratio	10.95	11.16	10.94	11.24	11.08
Tier-2 Capital Ratio	4.90	4.93	4.93	5.40	5.52
Capital Adequacy Ratio	15.85	16.09	15.87	16.64	16.60

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and various kinds of borrowing, in compliance with BOT regulations. As of June 30, 2010, the Bank had cash in hand, cash at central cash centers, deposits with the BOT and eligible securities, totaling Baht 285,468 million.

❑ Credit Ratings

At the end of June 2010, the Bank's credit ratings assigned by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of March 2010 and year-end 2009. Details are shown in the following table:

KASIKORNBANK Credit Ratings

Credit Ratings Agency	Jun. 30, 2010
Moody's Investors Service **	
Foreign Currency	
Outlook	Negative
Long-term - Debt	n.a.*
- Deposit	Baa1
Short-term - Debt/Deposit	P-2
Subordinated Debt	Baa1
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Domestic Currency	
Outlook	Stable
Long-term - Deposit	A3
Short-term - Debt/Deposit	P-1
Standard & Poor's **	
Global Scale Ratings	
Outlook	Stable
Long-term - Debt/Certificate of Deposit	BBB
Short-term - Debt/Certificate of Deposit	A-2

Credit Ratings Agency	Jun. 30, 2010
Subordinated Debt (Foreign Currency)	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C
ASEAN Regional Scale Ratings	
Long-term - Debt/Certificate of Deposit	axA
Short-term - Debt/Certificate of Deposit	axA-1
Fitch Ratings **	
International Credit Ratings (Foreign Currency)	
Outlook	Stable
Long-term Issuer Default Rating	BBB+
Short-term Issuer Default Rating	F2
Subordinated Debt	BBB
Individual	C
Support	2
National Credit Ratings	
Outlook	Stable
Long-term	AA(tha)
Short-term	F1+(tha)
Subordinated Debt	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

Amid the adverse impacts from domestic political unrest on the Thai economy, seen in the second quarter of 2010, which overshadowed strong export performance, KASIKORNBANKGROUP not only stood beside our customers by providing financial supports with features that effectively corresponded to customers' changing business conditions, but we also pursued our strategies to meet the diverse needs of each customer segment more effectively. To this end, we have undergone extensive development of our business operations in the dimensions of customer segments, product domains and main distribution channels, as follows:

3.2 Customer Segments

- **Multi-Corporate Business**

In the second quarter of 2010, although the domestic economy received continued support from the government's stimulus efforts and healthy export performance, negative domestic and international factors affected the confidence of investors and large businesses. The Bank, therefore, adjusted our strategy to better brace for the changes. Meanwhile, in order to support our customers' sustainable business growth, we continued to emphasize the development of our staff's potential and capability in offering products and services that completely and efficiently meet the needs of our customers and their business partners. The move has been closely monitored and supervised by the Bank's experienced senior executives, amid support from synergies within KASIKORNBANKGROUP. In addition, we have focused on the development of long-term relationships between customers and KGroup executives, in both inter-personal and organizational dimensions, through arrangement of various activities and customer visits on special occasions. This has helped lead to sustainable relationships and future business opportunities.

- **Large Corporate Business**

The Bank offered assistance measures to customers hit by the political unrest in the second quarter of 2010, in order to provide more liquidity and strengthen sustainable relationships as their business partner, and to complement the Bank's "Heart Bonding" concept. Our notable assistance measures included financial and non-financial support that fit the needs of all customer segments, for example, debt rescheduling, debt restructuring, interest rate reduction, new loans for customers in need of business rehabilitation, as well as customized measures for individual customer assistance. Moreover, the Bank has placed an emphasis on maintaining the quality standard of our Relationship Managers (RMs) via the

Value Added Advisory (VAA) project. Role models of RMs have been selected, while staff efficiency and advisory techniques have been developed, allowing them to provide appropriate advice and services to each customer more effectively.

- **Medium Business**

Due to the political unrest in the second quarter of 2010, the Thai economy will likely report an over-quarter drop, while some specific businesses – including tourism, hotel, and retail sectors – have been hurt. The Bank, therefore, has provided various assistance measures for affected SME entrepreneurs, including an up-to-1-year grace period for interest payments, three-month maturity extension for PN, TR and PC, and additional credit limits for customers in the affected areas. In addition, products and special promotions have been offered to this customer segment, in response to their needs, for example, K Equipment Finance, rebates from opening of a Letter of Credit with KBank, and training courses for SME entrepreneurs.

- **Small and Micro Business**

Following our continued efforts to understand the nature of customer businesses and their credit needs in different dimensions through the conduct of studies of customers' characteristics, the Bank has applied the obtained knowledge in developing and launching new products and sales promotional campaigns that match the diverse needs of each business group. Notable products and campaigns of ours included K-SME Construction Credit, K-SME Medical Credit, K-SME Trading Credit, K Equipment Finance, K-SME Apartment and Hotel Credit, rebates from opening of a Letter of Credit with KBank, and K SME Reward Plus. This was in addition to our ongoing arrangement of seminars to equip our customers with knowledge of sustainable business development.

- **THE WISDOM Segment**

In the second quarter of 2010, the Bank maintained our strategy to expand the customer base in this segment, which will lead to higher investment value, growth opportunities and market expansion in upcountry. To achieve such objectives, we have adopted strategies to upgrade our Middle Income customers with potential to THE WISDOM segment through the offering of special sales promotional campaigns to promote target customers' investments in mutual funds, fixed-term deposits with six months of maturity or longer, and life insurance products. For new customers, the Bank has emphasized customer base expansion through existing THE WISDOM customers' recommendations via special activities organized in provincial areas. Initially, the Bank organized events in the areas with high potential, while outcomes were systemically assessed and measured, prior to possible

expansion of the successful projects to other areas. In addition, the Bank continues to see the significance of understanding the existing customers' product use behavior, allowing us to create products that efficiently meet their needs, and therefore helping them to choose KBank as their main bank. In the meantime, to enhance privileges of THE WISDOM customers in the provincial areas, the Bank has opened THE WISDOM Exclusive Center at Central Plaza Chiang Mai Airport 2 Branch, while planning to open more centers in other areas in the future.

- **Middle Income Segment**

The Bank continues to put emphasis on improving satisfaction of our Middle Income customers, in order to increase the number of customers and sales volume of our financial products. To this end, in the second quarter of 2010, we offered, for instance, "K-Salary Benefits" and "Booth & Troop" marketing activities at customer workplaces to promote product usage. Consequently, product holding of this customer segment have increased by 28.00 percent over the period prior to the launch of such activities. In addition, the Bank has offered premium services for THE PREMIER customers with deposits and/or investments with KGroup of Baht 2 million or more, via KBank's THE PREMIER Card. The card is a unique card for customers, with diverse privileges, combined with special characteristics that offer spending flexibility.

- **Mass Segment**

The Bank has adhered to our goal of expanding the customer base of the Mass segment with potential to be upgraded to the Middle Income segment in the future, while maintaining our focus to be the main bank for customers. To achieve such objectives, the Bank has increased fee-based income and reduced costs of services, through the launch of marketing promotional activities to encourage our customers to conduct financial transactions via the Bank's electronic channels (E-migration), including a mobile banking service, that provide increased convenience for customers. As a way to increase the number of financial products via cross-selling and fee-based income, the Bank, in cooperation with business partners, has offered privileges through special sales promotional activities, including motorcycle hire-purchase products with special interest rates, and a lucky draw for customers using our payroll service.

3.3 Product Domains and Sales Channels

3.3.1 Product Domains

In the second quarter of 2010, the Bank not only offered new products and services, but also developed them to better serve the needs of our customers. Furthermore, we have enhanced efficiency of our working process and operations, and continuously launched sales and marketing promotional programs. In this regard, our efforts of note can be classified into four domains, namely Operation & Transaction, Saving & Investing, Funding & Borrowing, and Protection & Information.

- Operation & Transaction

	Details
New Products and Services	• *Tax Smart Card* – an innovation for tax payment developed by KBank to facilitate both taxpayers and the Revenue Department with increased security, ending the need to use cash or cheque. Taxpayers can set the daily limit and volume of transactions on their own. • *SME Credit Calculator* – a service that help calculate initial credit limits for SME clients before applying for our K-SME Credit, thus enhancing the customer experience.
Product and Service Enhancement	• *Custodial Service*: The Bank has improved our custodial service by extending the customer base to other institutional customers, i.e., universities, from our previous focus on asset management companies (AMC). We have also provided financial statement preparation services and other related services to these new clients. • *Development of K-Custodian for Private Wealth,* which features a consolidated asset report to THE WISDOM customers to ensure greater convenience in their wealth management and monitoring. Previously, this service was available only to institutional clients. • *Development of BIZ Info*: We have developed our real-time services for business-related information delivery to our corporate customers' websites, ensuring their greater convenience. This information includes updated deposit and lending rates, as well as foreign exchange rates. • *Business development of card-accepting merchants*: To increase the number of our EDC merchants, the Bank extended the sales promotional period for target customers, including the offering of special fee rates, until May 31, 2010 (from April 30). We have continued to promote the card-accepting merchant business, focusing on both existing and new key merchants, and have redesigned the EDC applications for small

	Details
	merchants for increased convenience and operational efficiency.
Sales and Marketing Promotional Program	• *Marketing activities for SME customers*: We have launched EDC-Up Sell 2010 to encourage increased card acceptance volume. Customers accepting payments of goods and services with the Bank's EDCs shall be entitled to cash-back refunds of up to Baht 10,000 under the established conditions. • *Marketing activities for retail customers*: After the debut of *'GTH is me' by KBank Debit Card* in early 2010, the Bank joined GMM Thai Hub Co., Ltd. to organize marketing activities with the launch of GTH debit cards featuring a motif of popular Thai movies. Applications for the GTH debit cards during June 5-July 10, 2010, and purchase of movie ticket with the card were entitled to a free movie ticket, including discounts at various stores, as part of the marketing campaign. The Bank also staged an activity, "Commemorating the 7th Anniversary of 'My Girl'", to offer *'GTH is me' by KBank Debit* Cardholders the privilege of viewing the blockbuster with the film's actors and director. In addition, more marketing media items of K-Max Debit Card were installed at hospitals to promote the card's benefits, in order to increase confidence in the use of card among existing and potential cardholders. • *Marketing activities for funds transfer products and bill payment service*: To promote our 24-hour service channels, we launched the "Midnight Transaction Free" campaign, where customers making funds transfers and bill payments between midnight and 6:00 a.m. via K-ATM, K-MOBILE BANKING and K-Cyber Banking in May 2010 were entitled to a fee refund. Meanwhile, we continued to promote the "Chatting to Beat 100 Minutes" campaign to encourage more mobile top-up via our service channels, which was well-embraced by customers. To enhance transaction volume via "Quick Cheque", we staged a competition among KBank branch officers, encouraging them to introduce the service to customers more actively, as well as ensuring greater understanding among them. In addition, the Bank offered a one-stop service for the "Study Abroad Student" program, catering to those who are going to study abroad. The program features an array of products and services, including sales promotional campaigns that facilitate all stages of financial management for students bound for study in foreign countries.

- Saving & Investing

	Details
New Products and	• *Introduction of Proportionate Floating Rate Note*: This new product offers floating

	Details
Services	yields based on fixed-term deposit, lending, and/or THBFIX rates. The product is designed for those who anticipate higher interest rates, and is suitable for both institutional and retail investors. ● *New fund issuances*: The Bank, in cooperation with KAsset, issued a variety of 37 new funds in the second quarter of 2010, most of which invested in South Korean bonds, to replace the funds that came due. For the remaining funds, their investment policies focused on domestic and foreign bonds. In addition, we launched advisory services for investment in foreign investment funds (FIFs), via the KAsset Contact Center at 0-2673-3888, providing in-depth advice for both our customers and general investors. The service also helps enhance KGroup's image, as experts in foreign investment.
Product and Service Enhancement	● *Development of deposit products*: During April 21-May 31, 2010, the Bank introduced the "Step-up Fixed Deposit 33 Months" product that offered interest rates between 0.75 and 4.75 percent, p.a. Minimum deposit was Baht 10,000, with interest paid every three months. ● *Development of K-mAlert*: The Bank has incorporated our Balance Change Alert and Transaction Alert services into the "K-mAlert: Transaction Alert" service, while reclassifying them into two categories to ensure better service delivery to customers. They are i.e., 1) "Balance Change Alert" via SMS and 2) "Account Statement Alert" via SMS which advises customers of all incoming and outgoing fund transactions, as well as any account balance change, at one-hour intervals. Application for, changes to, or cancellation of these services can also be conducted via K-ATM.
Sales and Marketing Promotional Program	● *Sales promotional program for K-Auto Finance customers*: The Bank has bundled K-Auto Finance with other products, including K-Direct Debit, K-Credit Card and K-Express Cash, to encourage customers to hold a greater variety of KBank products, and use KBank as their main operating account (MOA).

- Funding & Borrowing

	Details
New Products and Services	● *K-SME Trading Credit*, which caters specifically to SME clients, especially small SMEs in wholesale and retail businesses in need of working capital and funding for asset maintenance and business improvement. ● *K-SME Medical Credit*, which offers both financial and non-financial support – especially business-related knowledge of medical service offices, medical clinics, beauty clinics with full-time physicians, veterinary clinics and modern drug stores – to

	Details
	our SME customers who run such businesses. ● *K-SME Construction Credit*, catering specifically to our Small and Micro Business customers in the construction business that are in need of working capital, as well as funding for long-term investment or other objectives that are consistent with the Bank's credit policy.
Product and Service Enhancement	● *Product and service development under K-Supply Chain Solutions*: After transferring factoring business from Kasikorn Factoring and Equipment Co., Ltd (renamed from Kasikorn Factoring Co., Ltd) to the Bank's administration under the K-Supply Chain Solutions early this year, the Bank has modified some parts of the factoring business to enhance efficiency in credit underwriting, drawdown, product image, and customer service channels. Using the diverse resources of the Bank, customer service efficiency, competitiveness, customer base and credit line of factoring products have been enhanced. The Bank also combined factoring products with other banking products, in order to better satisfy customer needs in a variety of ways. One of our notable products is "Factoring with Recourse", providing an alternative for exporters to change trade receivables into revolving capital, in order to increase liquidity for businesses, without worries regarding collateral burden. ● *K-SME Apartment and Hotel Credit enhancement*: The Bank has made approval criteria for K-SME Apartment and Hotel Credit more flexible, and improved criteria for small hotel businesses to better suit their business conditions. ● *K-Equipment Finance enhancement*: The Bank has enhanced K-Equipment Finance in terms of products and credit withdrawal, in order to allow customers to plan for their machinery investment when they purchase or lease, and to request extended credit limit of leasing in a more timely and effective manner, through maximization of corporate tax benefits. ● *Funding arrangement services*: As part of our corporate finance services, we have provided funding services for customers via debentures, short-term B/E and syndicated loans, in addition to financial advisory services. In the second quarter of 2010, a number of customers entrusted the Bank as the underwriter of their debentures. We also offered syndicated loans to customers in major industries, including finance and securities, energy and public utilities, petrochemical and chemical products, real estate and construction, and industrial material and machinery. The main objective of the financing is to support customers' business operations and expansion, as well as loan refinancing.

	Details
Enhancement of Business Operation Efficiency	• *Credit extension to SMEs likely to benefit from government support and economic recovery*: In response to the changing economic conditions, the Bank has adjusted our strategies and credit policies for SME customers by focusing on businesses that have benefited from government investment, export recovery and upward adjustments in goods prices, in addition to progress of mega-project investments. • *Assistance measures for SME customers impacted by the recent political unrest*: The Bank has provided them a grace period of interest by up to one year, extended terms of PN, TR and PC for three months, and offered additional credit limits for customers in the affected areas. • *Assistance measures for housing loan customers impacted by the recent political unrest*: Via the "Assistance Measures for K-Home Loan Customers" project, the Bank has offered an installment reduction of up to 40 percent of normal installment for one year, or a step-up installment program with an installment reduction of up to 20 percent in the first step. • *Assistance measures for K-Credit Card customers impacted by the recent political unrest*: The Bank has offered a reduction in the annual interest rate to 10 percent from 20 percent per annum, and reduced the minimum credit card payment to 5 percent from 10 percent. For customer base extension, we continued to focus on new cardholders by offering privileges for each type of card, together with brand awareness enhancement, in addition to campaigns to increase credit card spending through promotions and privileges jointly offered with partners. The aforementioned efforts also helped increase customers' recognition of the usefulness and privileges offered by our credit cards.
Sales and Marketing Promotional Programs	• *Marketing activities for SME customers*: The Bank has offered a variety of sales promotional programs to boost credit growth and the customer base. For example, the Bank has introduced K-SME Loan Plus, and the "New Branch New Loan 41" campaign to increase credit extension to our Micro Business customers in 41 new branches opened in 2009 and those later joining this campaign. In addition, the Bank has held seminars highlighting business administration knowledge in several topics, including 'SME business and marketing on social networks', 'Are you ready for foreign markets?', 'Trade opportunities for Thai SMEs after the free-trade agreement with China', 'Efficient communication in SME business', and 'Constructively develop goods and stay up-to-date with the market'.

	Details
	• *Marketing activities for housing loan with the Bank's allies*: The Bank has launched K-Up-to-You Home Loan, a new program to promote K-Home Loans. This campaign offers customers, for the first time, a variety of choices in conditions of products and services that match their needs and lifestyles. These conditions include credit limit, interest rates, installment plan, and other privileges. In addition, the Bank continues to emphasize customer base extension to quality customers and the upcountry market, by holding complete sales promotional campaigns in provinces with business potential. The Bank also jointly organized other activities with allies, including opening booths in diverse fairs and expos, in order to offer discount and privileges for K-Home Loan customers who are also K Home Smiles Club members. Such efforts have resulted in new housing loans, in the second quarter of 2010 which exceeded the Bank's target by two folds, with 60 percent growth over-year. • *Marketing activities for unsecured personal loan*: The Bank continued to offer K-Express Cash, under the "K-Express Cash – Relaunch" program across all target customer segments, ranging from proprietors to individual customers, who applied for the service within the promotion period. Additionally, the Bank has launched a cross-selling program, offering different loan products for customers with a good record of payments. Moreover, a sales promotional program has been organized between personal loans and KLeasing's hire-purchase products. The Bank and Muang Thai Insurance Public Company Limited have also introduced an insurance product to provide protection for K-Personal Loan for Better Life.

▪ Protection & Information

	Details
Product and Service Enhancement	• *Insurance product enhancement*: The Bank has expanded our insurance services to cover a greater variety of loans, including Letters of Indemnity (L/I) and Cheque 2 Cash, which not only helps enhance our sales opportunities, but also provides risk protection for customers using these loan products. • *Risk management products for foreign exchange, interest rate and commodity price risks*: Regarding foreign exchange and interest risk management products, China's decision to add more flexibility to the movement of RMB has pressured the Baht to appreciate, which has reduced inflationary risks and thereby convinced some customers that Baht-denominated interest rates might not significantly increase in the short-term. These customers have changed from fixed to floating rates linked with MLR

	Details
	or fixed-term deposit rates, in order to reduce funding cost. To cover their risks, some customers are still interested in interest rate swap from floating to fixed rates. In addition, the Bank continued to conduct cross currency swap in terms of asset swap with an aim of hedging our foreign asset investments against currency and interest rate risks, particularly as Baht liquidity remained high. Regarding commodity price risk management products, customers – who are consumers and manufacturers in the energy, metal, and agricultural sectors – have driven demand for our products, attempting to lock in low prices of raw material purchased for long-term use, and selling prices of inventory for improved revenue management.
Sales and Marketing Promotional Programs	• *Marketing activities for insurance products*: The Bank introduced sales promotional programs for additional personal accident products, under the "Cancer Care & Multiple CI" campaign. Customers purchasing our insurance products under the specified conditions are granted the privilege of applying for THE WISDOM and THE PREMIER cards, together with other card benefits and gifts from life insurance policies. This was part of our effort to increase the number of new customers with potential. In addition, the Bank launched the "KBank Looks After Your Home" campaign in April 2010 to increase customer awareness of our "KBank. Leave Everything in Our Hands" project. The Bank has also put emphasis on skill enhancement in professional financial management advisory services by introducing training courses in sales management for more efficient sales planning.

3.3.2 Sales and Service Channels

In addition to expansion of branches and financial service centers, as well as electronic banking services and machines, during the second quarter of 2010, we continued to enhance service and operational efficiency of our major sales and service channels. Developments of note are highlighted as follows:

Sales and Service Channels

Major Sales and Service Channels	Number of Locations	
	Jun. 30, 2010	Mar. 31, 2010
Branch Network	790	784
Foreign Exchange Booths	99	97
International Trade Service Offices	60	60

Major Sales and Service Channels	Number of Locations	
	Jun. 30, 2010	Mar. 31, 2010
Cheque Direct Service Offices	23	22
Corporate Business Centers	13	12
SME Business Centers*	87	87

Note: *Excluding International Trade Service Offices

K-Contact Center

	Key Implementations in the Second Quarter of 2010
K-Contact Center	In the second quarter of 2010, the Bank continued to improve our service efficiency. Developments of note included: • Improvement of overall service process and communication efficiency with customers. These efforts are aimed at encouraging customers to use our electronic channels more frequently (E-migration) for their greater convenience and the Bank's reduced operating costs. • Launch of KGroup Contact Center, in order to increase customers' convenience and offer the best experience, through standardized services and sales for all customers of KASIKORNBANKGROUP. After the service implementation for KAsset customers in the second quarter of 2010, we are now developing the plan and service procedures for KLeasing customers. • K-Contact Center, during the political crisis, was one of the Bank's main communication channels with customers, to facilitate continued customer use of our services.

Electronic Banking Services

Major Sales and Service Channels	Numbers of Units / Key Implementations in the Second Quarter of 2010	
	Jun. 30, 2010	Mar. 31, 2010
Electronic Banking Services		
• K-ATM	7,289	7,162
	• Efficiency enhancement of the Dynamic Currency Conversion system, enabling automated conversion of Baht-denominated transactions into other currencies linked with the customers' Master Cards at KBank's spot exchange rates, when cash is withdrawn from our K-ATMs. This improved system lets customers know the precise amount of cash debited from their accounts in their own currencies, for added convenience.	

Major Sales and Service Channels	Numbers of Units / Key Implementations in the Second Quarter of 2010	
	Jun. 30, 2010	Mar. 31, 2010
• K-CDM (Cash Deposit Machines)	992	981
• K-PUM (Passbook Update Machines)	885	872

	Key Implementations in the Second Quarter of 2010
Internet Banking	
• K-Cyber Banking	• The Bank developed a funds transfer system in order to better serve customers. Our customers can save the destination account number, in order to reduce the time needed for future transactions. In addition, they can save the telephone numbers and email addresses of the recipients to whom the customer would like to send the transaction reports. Also, the Bank has developed a search menu which allows customers to quickly find the list of merchants allowing use of the bill payment services, without manually finding them in each category. The special feature, available from June 5, 2010 onward, provides the details of fees collected by each merchant, prior to customers' transaction confirmation. • The Bank promoted our K-Cyber Banking service, plus its new application channels through K-ATMs, via radio programs and booths in many seminars. In addition, the Bank has continuously arranged many new sales promotions.
K-MOBILE BANKING	
• K-MOBILE BANKING SMS	• The Bank launched the i-Top Up service, in cooperation with Samart I-Mobile PCL., in order to offer a mobile top-up service via iMobile cell phones. • After development of the menu for mobile top-up services via iMobile cell phones, completed in the first quarter of 2010, the Bank, in the second quarter, arranged new sales promotions in order to spur the use of these mobile top-up services.
• K-MOBILE BANKING ATM SIM	• The Bank developed a system which allows customers to register for our financial transaction report services through the K-Contact Center. These reports can be used as transaction or payment evidences via email.
• K-MOBILE BANKING PLUS	• The Bank developed systems to be more compatible with a greater variety of smart phone models, including Apple's iPhone and HTC. For HTC, the Bank has cooperated with Microsoft to install K-MOBILE BANKING PLUS applications, and we are the first operator to offer this service via HTC mobile phones in Thailand. • The Bank developed a service system, allowing customers to register for our

	Key Implementations in the Second Quarter of 2010
	financial transaction report services through the K-Contact Center. These reports can be used as transaction or payment evidences via email.
K-Payment Gateway	
• K-Payment Gateway	• Assistance for customers affected by the political crisis: The Bank cooperated with Tarad Dot Com Co., Ltd. to waive the service fees of online payment made via credit cards for three months, for participating merchants that are approved to operate their e-commerce business via www.tarad.com. • The Bank launched marketing promotional programs to promote the "Verified by VISA" (VbV) service, after the service was developed during the previous quarter to upgrade the security of transactions made via internet. To ensure security, the Bank sends a one-time password (OTP) via SMS to the cardholder's mobile phone when the cardholder shops online via K-Credit Card and K-Web Shopping Card. • The Bank continuously arranged seminars to equip customers with knowledge related to the K-Payment Gateway.

4. Risk Management and Risk Factors[2]

4.1 Credit Risk Management

In the second quarter of 2010, the Bank improved policies and procedures of credit risk management as follows:

Credit approval for new customers

- The Bank has improved credit underwriting criteria, in accordance with customer risk profiles. In particular, pre-screening criteria for commercial loans in each industry have been revised, to be consistence with changing business conditions wherein possible impacts from the recent political unrest have been incorporated.

Existing Customer Relationship Management

- Customer credit status has been constantly monitored via early warning signs derived from customers, as well as economic and political circumstances. In addition, the Bank has monitored customers' behavioral score to keep track of their credit line use, while relationship managers have been assigned to take proper actions as soon as negative signals from customers are detected.
- The Bank has monitored and evaluated possible impacts that customers might experience from the political situation, before offering them appropriate assistance measures.
- The Bank has continually monitored and controlled customer credit line use to ensure that borrowing objectives are strictly met. Credit lines of customers affected by the economic and political situation have been reviewed, to check their consistency with their changing business conditions and business cash flow.

<u>Credit Risk Position</u>

- **Outstanding loans with accrued interest receivables included**

As of June 30, 2010, the Bank's consolidated outstanding loans, including accrued interest receivables, stood at Baht 979,766 million, increasing by Baht 15,945 million, or 1.65 percent, compared to Baht 963,821 million at the end of the first quarter of 2010.

As of June 30, 2010, 57.31 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the K Companies, accounted for Baht 52,071 million,

[2] The details of Overall Risk Management, as well as management of each type of risk and Capital Management, can be viewed in the MD&A report for the year ended December 31, 2009. In addition, details in accordance with Basel II Pillar 3 disclosure requirements of the Bank of Thailand are shown in the "Risk and Capital Management Disclosure Basel II - Pillar 3" report posted on the Bank's website.

or 5.37 percent of the Bank's total loan portfolio, which is a small ratio. Classified by customers and terms, juristic persons accounted for Baht 578,038 million, or 59.65 percent of outstanding loans; while sole proprietorship and individual customer credit accounted for the remaining 40.35 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 51.16 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
As of Jun. 30, 2010
42.69%
57.31%
Credit Amount
As of Mar. 31, 2010
41.57%
58.43%
Business entities
Individual
As of Jun. 30, 2010
59.65%
40.35%
Type of Customer
As of Mar. 31, 2010
60.45%
39.55%
Less than or equal to 1 year
Over 1 year
As of Jun. 30, 2010
51.16%
48.84%
Credit Maturity
As of Mar. 31, 2010
52.17%
47.83%
0%
20%
40%
60%
80%
100%

The Bank's Consolidated Lending Portfolio (Including Accrued Interest Receivables)



2.82%
10.48%
15.63%
53.98%
11.58%
5.51%
As of Jun. 30, 2010
Manufacturing & Commerce
Real Estate & Construction
Utilities & Services
Housing Loans
Others
Agricultural & Mining
2.59%
10.34%
14.82%
54.92%
11.76%
5.57%
As of Mar. 31, 2010
Manufacturing & Commerce
Real Estate & Construction
Utilities & Services
Housing Loans
Others
Agricultural & Mining

As of Jun. 30, 2010


Consolidated Loans
(Including Accrued Interest Receivables)
Classified by Type of Business and Loan
Classification
Unit : Millions Baht
600,000
450,000
300,000
150,000
0
Manufacturing &
Commerce
Real Estate &
Construction
Utilities & Services
Housing Loans
Agricultural & Mining
Others
Percent of Consolidated Loans
(Including Accrued Interest Receivables)
Classified by Type of Business and Loan
Classification
100%
80%
60%
40%
20%
0%
Manufacturing &
Commerce
Real Estate &
Construction
Utilities & Services
Housing Loans
Agricultural & Mining
Others
Normal
Special Mention
Sub-Standard
Doubtful
Doubtful and Loss

Of the Bank's consolidated lending portfolio, including accrued interest receivables, 93.70 percent was classified as 'Normal' loans. Classified by type of business, Manufacturing & Commerce accounted for 53.98 percent of total consolidated lending, including accrued interest receivables, which was the highest ratio. Of this figure, 94.13 percent was classified as 'Normal' loans.

– Non-Performing Loans and Debt Restructuring

Non-Performing Loans

As of June 30, 2010, the Bank's consolidated NPLs stood at Baht 34,910 million, equal to 3.19 percent of total outstanding credit, including that of financial institutions. For the Bank-only NPLs, the amount totaled Baht 32,491 million, accounting for 2.97 percent of total outstanding credit, including that of financial institutions, which decreased from the end of the first quarter of 2010. These NPL figures are shown in the table below:

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2010	Mar. 31, 2010
The Bank's consolidated NPLs	34,910	36,521
Percent of total outstanding credit, including that of financial institutions	3.19	3.51
The Bank-only NPLs	32,491	34,155
Percent of total outstanding credit, including that of financial institutions	2.97	3.29

Net Non-Performing Loans

As of June 30, 2010, the Bank's consolidated net NPLs stood at Baht 17,410 million, equal to 1.62 percent of total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 15,806 million, accounting for 1.47 percent of total outstanding credit, including that of financial institutions, which decreased from the end of the first quarter of 2010. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2010	Mar. 31, 2010
The Bank's consolidated net NPLs	17,410	18,078
Percent of total outstanding credit, including that of financial institutions	1.62	1.77
The Bank-only net NPLs	15,806	16,493
Percent of total outstanding credit, including that of financial institutions	1.47	1.62

Debt Restructuring

In the second quarter of 2010, the Bank's consolidated pre-written off, restructured debts totaled Baht 30,945 million, decreasing by Baht 8,699 million when compared to the second quarter of 2009. Losses from debt restructuring stood at Baht 2,442 million, or 7.89 percent of total restructured debts, an increase of Baht 688 million, compared to the second quarter of 2009, or 2.22 percent of total restructured debts.

Non-Performing Loans of Asset Management Company, and Foreclosed Properties

Non-Performing Loans of Phethai Asset Management Company Limited

– Phethai Asset Management Company Limited

As of June 30, 2010, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,654 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent.

The details of NPL resolution and/or restructuring over the past four quarters are shown in the table below:

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,654	72,641	72,616	72,565	72,448
Percent of the total initial unpaid principal balance	98.00	98.00	98.00	98.00	98.00

Foreclosed Properties

As of June 30, 2010, the Bank's consolidated foreclosed properties had a book value of Baht 15,582 million, accounting for 1.07 percent of total assets.

As of June 30, 2010, consolidated allowances for impairment of foreclosed properties stood at Baht 1,479 million, equivalent to 9.49 percent of the cost value of those foreclosed properties, which is believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties.

Allowance for Doubtful Accounts and Allowance for Impairment of Assets

As of June 30, 2010, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 36,345 million. This amount was equivalent to 140.19 percent of the level required by the Bank of Thailand.

4.2 Market Risk Management

In the second quarter of 2010, our market risk management was challenged by heightened volatility in money and capital markets, which were greatly affected by a number of internal and external factors. These included domestic political unrest, anticipation of BOT's policy rate hike, changing monetary policy directions among Asian authorities led by China, as well as debt crises in several countries in Europe which increased concerns over their debt servicing ability, in turn leading to increased fluctuations in foreign exchange, commodity prices, and asset returns. To effectively cope with the fluctuations and ensure that our market risk has been managed within an acceptable risk appetite, we, through the supervision of the Internal Risk Management Department, the Asset and Liabilities Management Sub-Committee, and the Risk Management Committee, have closely monitored market conditions and managed risk status, in accordance with the changing situations, and with ongoing assessment of possible impacts on the Bank's operations.

4.3 Liquidity Risk Management

Although the Bank's liquid assets remained high during the political turmoil beginning in the second quarter of 2010, the Bank has braced for volatility of capital inflows and outflows that may be seen in the short term. Potential impacts of the political tension have also been closely monitored and assessed. In addition, the Bank has adjusted our liquid assets in Baht and foreign currencies to ensure sufficient levels of liquidity and availability. Meanwhile, the Bank has set up a plan involving an alternated operational base, and proper allocations of liquidity management-related staff to ensure uninterrupted operations during a crisis.

In addition to the liquidity management during the crisis period, we have also ensured that our liquidity level has been sufficient to efficiently facilitate continuous credit expansion, led by export and housing loans, in tandem with the global economic recovery and tax incentives from real estate stimulus measures by the government.

Factors that may affect our liquidity risk management in the future include saving and investment product competition that may become more intensified, in response to anticipated interest rate hikes over the second half of 2010, as well as the demand for loans, which may increase in line with the continued economic recovery. This situation may put pressure on the liquidity in the Thai banking system. As a result, the Bank will continue to closely monitor and assess relevant factors for timely and effective liquidity risk management.

4.4 Capital Management

As of June 30, 2010, total capital amounted to Baht 155,818 million, consisting of Tier-1 capital amounting to Baht 105,020 million and Tier-2 capital amounting to Baht 50,798 million.

Capital Structure

As of Jun. 30, 2010


Tier-2 Capital
Baht 50,798 million
Baht
155,818 million
Tier-1 Capital
Baht 105,020 million

(Units: Million Baht)

For period ending	Jun. 30, 2010	Dec. 31, 2009
Tier-1 capital	105,020	102,961
Tier-2 capital	50,798	49,530
Total capital	155,818	152,491

The minimum capital required for all risk types under Basel II amounted to Baht 88,190 million, equivalent to the risk-weighted assets value of Baht 1,037,529 million. Credit risk constitutes the principal risk of the Bank, or 89.23 percent of total minimum capital requirement.

Basel II Minimum Capital Requirement

As of Jun. 30, 2010


Market Risk
Baht 1,956 million
(2.22%)
Baht
88,190 million
Operational Risk
Baht 7,544 million
(8.55%)
Credit Risk
Baht 78,690 million
(89.23%)

(Units: Million Baht)

For period ending	Jun. 30, 2010	Dec. 31, 2009
Credit Risk	78,690	76,121
Market Risk	1,956	1,999
Operational Risk	7,544	7,228
Total minimum capital requirement	88,190	85,348
Total risk-weighted assets	1,037,529	1,004,092

The difference between the Bank's minimum capital requirement under the Basel II Accord, totaling Baht 88,190 million, and the current available capital of Baht 155,818 million, indicates Baht 67,628 million of capital above the minimum requirement. The level of capital beyond regulatory requirements is adequate for future business growth, under both normal and stressed conditions, and reflects our capacity to maximize returns to shareholders.


Capital Adequacy
As of Jun. 30, 2010
(Unit: Billion Baht)
0
20
40
60
80
100
120
140
160
180
Minimum Capital Requirement
88
Total Capital Base
156
Capital above
Minimum BOT requirement
Credit Risk
Market Risk
Operational Risk

At 15.02 percent Capital Adequacy Ratio (CAR) and 10.12 percent Tier-1 Capital Ratio, exceeding the BOT minimum requirement of 8.50 percent, the Bank's capital is considered to be within the Bank's effective capital management framework.

5. Operations of Support Groups

❑ **Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP**

In the second quarter of 2010, the Bank continued to develop human resource management to better align with the changing economic conditions, allowing KASIKORNBANKGROUP to meet our business strategies more efficiently. In detail:

- **Performance Management:** The Bank has placed significance on retaining staff with high potential, as well as new staff, by organizing the Leadership Development Program (LDP). Under this LDP, potential staff with high performance and capability have been selected to participate in the program, in order to develop their potentiality to be the Bank's executives in the future.
- **Recruitment and Allocation of Staff:** The Bank recruited and hired new staff to support our operation at over 50 new branches, in response to our strategic plan.
- **Employee Relations:** The Bank has put emphasis to strengthen employee relations. In doing so, the Bank's high-ranking executives have participated in the opening of annual general meeting of the labor unions. In addition, we have joined the "Welfare Management" program, organized by the Office of Labor Protection and Welfare area 7, and prepared lecturers to equip a group of employers and employees with relevant knowledge, by using the Bank's employee welfare management as a case study.
- **Internal Communications:** The Bank has arranged activities to praise staff with outstanding performance in 2009 via the program of "You are K Heroes 2009", and published a journal to celebrate the 65th KBank's anniversary. Activities to preserve the environment have been organized for Bank staff, which included special activities with communities surrounding the Bank's headquarters. Amid the political turmoil, the Bank kept our staff informed about the situation through KASIKORN TV and emails, and communicated to the public about possible events that might affect the Bank's service, in addition to a prompt assistance to staff residing in high-risk area.

❑ **K-Transformation**

As of the second quarter of 2010, the Bank's "K-Transformation" strategic project was progressing as planned. Major progress was seen in the **Multi-Channel Sales and Services (MSS)** project, which has achieved over 95 percent of its the plan. The User Acceptance Testing (UAT) was completed, while branch infrastructure systems have gradually been installed at KBank branches (over 90 percent complete). The new sales & service solution has been successfully deployed to the

first two pilot branches, while the Bank has prepared for full deployment in other branches in the future. Regarding the **IT Capital (ITC)** program, after the testing of loan product functions was successfully completed, the Bank began the developing and testing process of linkages between IT infrastructure systems and other systems, prior to running the testing program with real users.

Disclaimer

Certain statements shown in this document are forward-looking statements in respect of financial position or performance of KASIKORNBANK Public Company Limited ("KBank"). KBank has prepared such statements based on several assumptions, and has relied on the financial and other information made available from public sources as of the date these statements were made. Statements with words such as "expect", "believe", "estimate", etc., are types of forward-looking statements involving uncertainties and subject to change at any time due to future events, including but not limited to, changes in the global/national economic, political and regulatory environment. KBank is under no obligation to update these forward-looking statements to correspond to the current situation. Thus, recipients shall carefully review these statements and make an independent decision prior to investing or entering into any transaction.



www.kasikornbankgroup.com
K-Contact Center 0 2888 8888